Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.Date, Time and Place: February 9, 2022, at 10:00 a.m., in a meeting held exclusively digitally (videoconference), pursuant to item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).
2.Call notice and Attendance: The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Kede de Freitas Lima (Director) and Hélio Lima Magalhães (Director). Also participating in the Meeting, as guests, were the following members of the Company’s Supervisory Board, Messrs. Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes; Ms. Ana Paula Pessoa, also in her capacity as Coordinator of the Statutory Audit Committee (CAE); Mr. José Vital and Ms. Daniela Teruko, representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), Company’s independent auditor; the entire Executive Board of Officers, Ms. Gabriella Moll, Arvelino Cassaro, João Vitor Zocca Moreira and Mr. Stefan Tasoko as Secretary.
3.Chairman and Secretary: Mr. David Feffer was the president and Mr. Stefan Tasoko was the secretary of the Meeting.
4.Agenda: To express an opinion about the Management Report and the individual and consolidated Financial Statements of the Company and their respective Explanatory Notes, all referring to the fiscal year ending December 31, 2021, followed by the independent auditor’s report.
5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form, and the respective materials presented in compliance with the agenda were filed at the Company’s head office.
6.Agenda Development: The Directors present, unanimously and without reservations, (i) expressed favorably on the Management Report and on the individual and consolidated Financial Statements of the Company and their respective Explanatory Notes, all referring to the fiscal year ending December 31, 2021, considering the independent auditor’s report, without reservations, and the favorable opinion of the Statutory Audit Committee on the matter; (ii) authorized the corresponding disclosure of these documents pursuant to the applicable regulation and law; and (iii) approved the submission of these documents to the resolution of the Company’s Ordinary General Meeting, which will be called in due time.
7.Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

(continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 02.09.2022 at 04:00 p.m.)

São Paulo, SP, February 9, 2022.

David Feffer Chairman of the Meeting and the Board	Stefan Tasoko Secretary
Claudio Thomaz Lobo Sonder Vice-Chairman	Daniel Feffer Vice-Chairman
Maria Priscila Rodini Vansetti Machado Director	Nildemar Secches Director
Ana Paula Pessoa Director	Rodrigo Calvo Galindo Director
Rodrigo Kede de Freitas Lima Director	Paulo Rogerio Caffarelli Director

Hélio Lima Magalhães

Director